July 24, 2007

VIA EDGAR AND OVERNIGHT COURIER

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Rock City Energy Corp. (formerly Vallenar Holdings, Inc.)
Amendment No. 1 to Registration Statement on Form SB-2
Filed June 8, 2007
File No. 333-139312

Dear Ms. Parker:

This letter is in response to your letter dated June 27, 2007 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by Rock City Energy Corp. (formerly Vallenar Holdings, Inc.). We are also filing Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”) with this letter.

Amendment No. 1 to Form SB-2

General

1. We note your disclosure regarding your assignments of your leases to Chesapeake Exploration Limited Partnership on June 9, 2006. Please file this assignment. In addition, please discuss the material terms of the assignment, including the rights you have retained, the obligations of both you and Chesapeake under the assignment, when and under what circumstances the assignment changes, expires or terminates, and the rights retained by you and by Chesapeake upon such change, termination or expiration. Disclose in better detail how the initiation of drilling of two wells during January and February 2007 extended the terms of either of the leases. Do the leases cover the same land, such that two wells would relate to eight leases?

We have revised the disclosure as you requested. Please see the pages 12 through 14 of the prospectus.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
July 24, 2007

2. In addition, explain in better detail the portion [of] your agreement with Chesapeake that relates to the following: “If Chesapeake successfully completes a well capable of producing hydrocarbons in commercial quantities, the assignment of the leases will become permanent and our net interest in the deep acreage will reduce to 2,155 acres.” Explain the term in the agreement that gives rise to this result. If Chesapeake is successful in its endeavor, why would you not re-assume the lease(s) and take over the production? What consideration would you receive for having the assignment become permanent and for the reduction in your net interest in the deep acreage?

In response to your comment we have changed the disclosure to better describe our agreement with Chesapeake. Please see pages 19 and 20 of the prospectus.

3. Please explain in better detail your interest in the ninth lease that Chesapeake did not initiate drilling on but instead top-leased. Explain the relevance of the 68.75% undivided interest in mineral rights obtained by Chesapeake and what your interest is in this mineral right, given your business plan of oil and gas exploration.

In response to this comment, we have revised the discussion of this matter as you requested. Please see pages 19 and 20 of the prospectus.

Management, page 21

4. Please provide us with the order issued by the British Columbia Securities Commission on April 24, 2007 prohibiting Mr. Jeffs from engaging in investor relations activities for a period of five years from the date of the order. Tell us the circumstances that gave rise to this order. We may have further comment.

In response to this comment, we have included a copy of the Order and Settlement Agreement entered into between the British Columbia Securities Commission and Mr. Jeffs. We believe that the circumstances that gave rise to the Order are plainly set forth in the Settlement Agreement. If, however, after reviewing the Settlement Agreement you would like further information, we will provide it to you.

Index to Financial Statements, page F-1

5. We have considered your response to our prior comment number 20 in our letter of January 11, 2007. As Vallenar Energy Corp. is the predecessor organization, as defined in Regulation C, paragraph 405, audited financial statements of the predecessor entity are required for all periods prior to its acquisition to provide two full years of income statements, changes in stockholders’ equity and cash flows. The unaudited interim period of the predecessor as of March 31, 2006 should also be provided. This will require an audited balance sheet as of August 24, 2006 for Vallenar Energy Corp, along with its audited statements of operations, cash flow and changes in equity for the year ended December 31, 2005 and the period ended August 24, 2006. Clearly label the Vallenar Energy statements to explain the inclusion of the predecessor financial statements. Please remove any other unaudited interim or unaudited year-end financial statements of Vallenar Energy Corp. from your filing. Please contact us if you have any questions about these requirements.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
July 24, 2007

We have revised the Vallenar Energy Corp. financial statements as you requested. Please see pages F-1 through F-18.

In making this response to your comments, we acknowledge that:

(1) we are responsible for the adequacy and accuracy of the disclosure in our filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

Vallenar Holdings, Inc.

By: /s/ Richard Jeffs
       RICHARD JEFFS, President

cc: Gary Newberry, April Sifford and Jason Wynn (w/encl.)

British Columbia Securities Commission

Order

Richard Norman Jeffs

Section 161 of the *Securities Act*, RSBC 1996, c. 418

Background

¶ 1 The Executive Director has entered into a Settlement Agreement with Richard Norman Jeffs (RNJ), a copy of which is attached as Schedule A.

The Order

¶ 2 The Executive Director considering it to be in the public interest to do so, orders by consent that:

1. under section 161(1)(a) of the *Securities Act*, RSBC 1996, c. 418, RNJ comply fully with the Act, the *Securities Rules*, BC Reg. 194/97, and any applicable regulations; and

2. under section 161(1)(d)(iii) of the Act, RNJ is prohibited from engaging in investor relations activities for a period of five years from the date of this order.

¶ 3 April 24, 2007

¶ 4 Brenda M. Leong
Executive Director

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca
P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, Canada V7Y 1L2

British Columbia Securities Commission

BCSC

Settlement Agreement

Richard Norman Jeffs

***Securities Act*, RSBC 1996, c. 418**

¶ 1 The Executive Director of the British Columbia Securities Commission (the Executive Director) and Richard Norman Jeffs (RNJ) agree as follows:

Agreed Statement of Facts

1. RNJ is a former resident of British Columbia. In May 2002, Jeffs became a resident of the United Kingdom. He was registered under the *Securities Act*, RSBC 1996, c. 418 from January 1985 to January 1986.

2. Francis ("Frank") Jason Dean Biller (Biller) is a former resident of British Columbia. On February 16, 2000, the British Columbia Securities Commission prohibited Biller for ten years from trading in securities and engaging in investor relations (the Biller Order).

3. Bayshore Management Corporation (Bayshore), Fairtide Capital Corporation (Fairtide) and Gibraltor Consulting Corporation (Gibraltor) are British Columbia corporations with offices at Suite 600 – 1100 Melville Street in Vancouver, British Columbia (the Premises).

4. RNJ's brother, Robert Leigh Jeffs, was a director of Bayshore, director and president of Fairtide, and the sole director, president and secretary of Gibraltor at all material times.

5. From May 2002 to November 2002, Bayshore employed individuals (Phoners) at the Premises to promote securities of public companies to retail investors on behalf of Fairtide (the Phone Room).

6. In May 2002, RNJ was aware that Biller intended to come to Vancouver to work in the Phone Room. He assisted Biller to relocate from Costa Rica for that purpose. While doing so, RNJ had knowledge of the Biller Order.

7. In June 2002, Gibraltor hired Biller to work in the Phone Room. Biller assisted in the management of the activities of the Phoners from June 2002 until November 2002.

Tel: 604 899 6500 Fax: 604 899 6506 Toll Free: 1 800 373 6393 www.bcsc.bc.ca

BCSC

8. Bayshore paid Gibraltor for Biller's services.

9. As a result of engaging in the conduct described above, Biller was engaged in investor relations activities and he was trading in securities, as defined by the Securities Act, contrary to the Biller Order.

Public Interest

10. By engaging in the conduct set out above, RNJ enabled Biller to contravene the Biller Order, contrary to the public interest.

Order

¶2 The Executive Director will issue an order (the Order) that under section 161(1)(a) and 161(1)(d)(iii) of the Act, RNJ:

1. comply fully with the Act, the *Securities Rules*, BC Reg. 194/97, and any applicable regulations; and

2. be prohibited from engaging in investor relations activities for a period of 5 years from the date of the Order.

Consent to Reciprocal Orders

¶3 Any securities regulator in Canada may rely on the facts admitted in this agreement solely for the purpose of making an order similar to the one contemplated above.

Waiver

¶4 RNJ waives any right he may have, under the Act or otherwise, to a hearing, hearing and review, judicial review or appeal related to, in connection with, or incidental to this settlement.

BCSC

Counterpart

¶5 This Settlement Agreement may be executed in counterpart or by facsimile execution and all such counterparts of executed copies or faxed copies shall be read or construed together as if they formed one originally executed document.

¶6 April 23, 2007

¶7 ____________________________

Richard Norman Jeffs

__________________________	)
Witness Signature	)
Susan Jeffs	)
Witness Name (please print)	)
~~Flat 1,~~ 49 Pont Street	)
London SW1X 0BD,UK	)
Address	)
Lawyer	)
Occupation	)

¶8 April 24 , 2007

¶9 Brenda M. Leong
Executive Director